DongFang City Holding Group Company Limited

60 Cutter Mill Rd, Suite 611

Great Neck, NY 11021

April 24, 2023

Re:	DongFang City Holding Group Company Limited
Responses to the Staff’s Comments dated April 10, 2023 on the Form 10-K for the Fiscal Year Ended October 31, 2021 Response dated March 16, 2023 File No. 000-56120

Isaac Esquivel

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Esquivel and Ms. Menjivar,

This letter sets forth our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to DongFang City Holding Group Company Limited (the “Company”) dated April 10, 2023 regarding the Company’s annual report on Form 10-K for the fiscal year ended October 31, 2021 filed with the Commission on January 28, 2022 (the “Form 10-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 10-K.

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Response dated March 16, 2023

Item 1. Business, page 1

1.	We note your response to comment 2. Please expand your disclosure to address the legal and operational risks associated with Mr. Wei Li’s significant ties with China, even if he is not based there. Additionally, please revise to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

In response to the Staff’s comment for expanding our disclosure to address the legal and operational risks associated with Mr. Wei Li’s significant ties with China, even if he is not based there, we respectfully advise the Staff that the requested disclosures were included in our response to comment 1 of our Response dated March 16, 2023, which will be included in the forepart of the business section in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“[…]

Even if Mr. Wei Li is not based in China, his significant ties to China may make us a less attractive partner to a non-China or non-Hong Kong based target company. We are a shell company, and we have no operation since inception. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We do not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire a target company in any jurisdiction. If we were to undertake a business combination with a China based business, any target for a business combination may conduct operations through subsidiaries in China. The legal and regulatory risks associated with doing business in China discussed in this annual report may make us a less attractive partner in a business combination than other special purpose acquisition companies that do not have any ties to China. As such, our ties to China may make it harder for us to complete a business combination with a target company without any such ties.

[…]”

In response to the Staff’s comment for revising to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect us, we respectfully propose to include the following disclosure in the forepart of the business section in our future Form 10-K per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. ~~Additionally, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, our securities may be prohibited from trading on or delisted from a national exchange if our auditor cannot be inspected by the PCAOB for three consecutive years beginning in 2021 (or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is enacted).~~ If we decide to consummate our business combination with a target business based in and primarily operating in China, auditors of the combined company and their work papers may be located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities. However, we will not conduct a business combination with a target company that has an auditor that PCAOB is unable to inspect for two consecutive years beginning in 2021 at the time of our business combination, and will not engage an auditor following a business combination that PCAOB is unable to inspect for two consecutive years beginning in 2021, which requirements will be included as a condition to closing our business combination. Nevertheless, if applicable laws, regulations or interpretations change that prevent any such auditor from being inspected by the PCAOB in the future, we may suffer adverse consequences including the delisting of our securities. Jack Shama CPA, who audited our financial statements included in our Form 10-K for the fiscal year ended October 31, 2021, was not subject to that determination, and we are not listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended October 31, 2021. Our current independent accounting firm, ~~[~~KG CPA LLP~~]~~, whose audit report is to be included in this annual report on Form 10-K, is headquartered in ~~[~~New York~~]~~, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, neither.”

Furthermore, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Our securities may be prohibited from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors.

~~Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit such securities from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter.~~ Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Jack Shama CPA, who audited our financial statements included in our Form 10-K for the fiscal year ended October 31, 2021, was not subject to that determination, and we are not listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report for the fiscal year ended October 31, 2021. Our current independent accounting firm, ~~[~~KG CPA LLP~~]~~, whose audit report is to be included in this annual report on Form 10-K, is headquartered in ~~[~~New York~~]~~, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, neither. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Mr. Wei Li, our Chief Executive Officer and Chief Financial Officer, is a China National. Considering: (i) we are a corporation incorporated in the State of Delaware; (ii) our principle executive office is located in Kuala Lumpur, Malaysia; (iii) since the inception, the Company has been in the development stage and has conducted virtually no business operations, other than organizational activities and preparation of its periodic filing documents; (iv) the Company currently has no full-time employee and owns no real estate or personal property, nor any subsidiaries in any jurisdiction, we believe that we are not one of the China-based companies that are based in or that have the majority of their operations in the People’s Republic of China. But we cannot assure you that the regulators in China or the U.S. will share the same view as ours.

Furthermore, if we effect our business combination with a business located in the PRC and if our new auditor is located in China, with operations in and which performs audit operations of registrants in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, the work of our new auditor as it relates to those operations may not be inspected by the PCAOB. Although we do not have a plan to conduct a business combination with a target company that has an auditor that PCAOB is unable to inspect, and will not engage an auditor following a business combination that PCAOB is unable to inspect, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act. If our securities are delisted and prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. due to the PCAOB not being able to conduct inspections or full investigations of our auditor, it would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition would have a negative impact on our ability to complete a business combination.

Inspections of audit firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of the Company’s auditor, investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would may make it more difficult to evaluate the effectiveness of the Company’s independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures of our auditor and reported financial information and the quality of our financial statements.”

2.	We note your response to comment 3. Please expand your disclosure in the forepart of the business section to discuss the risks that Mr. Wei Li having significant ties with China poses to investors. Additionally, please expand your risk factor disclosure in response to comment 3 to discuss, if applicable, the risk that the Chinese government may intervene or influence your operations at any time.

In response to the Staff’s comment for expanding our disclosure to discuss the risks that Mr. Wei Li having significant ties with China poses to investors, we respectfully propose to include the following disclosure in the forepart of the business section in our future Form 10-K per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, is a China National. His significant ties with China may subject us to ~~We are also subject to other~~ risks and uncertainties about any future actions of the PRC government, which may result in a material change in operations of a target business. The PRC government may also intervene or influence our operations at any time by adopting new laws and regulations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. PRC laws and regulations are sometimes vague and uncertain, and therefore, these risks may result in a material change in operations of a target business, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Therefore, Mr. Wei Li’s significant ties with China may limit or completely hinder our ability to offer or continue to offer securities to investors and may cause the value of such securities to significantly decline or be worthless.”

In response to the Staff’s comment for expanding our risk factor disclosure in response to comment 3 to discuss, if applicable, the risk that the Chinese government may intervene or influence your operations at any time, we respectfully propose to include the following disclosure under Item 1A in our future Form 10-K per the blacklining shown below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“The PRC government may intervene with or influence our operations at any time; Any actions by the Chinese government, including any decision to intervene or influence the operations of any future PRC subsidiary or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of any future PRC subsidiary, may limit or completely hinder our ability to complete a business combination, and may cause the value of such securities to significantly decline or be worthless.

The PRC government may intervene with or influence our operations at any time. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy.

[…]”

3.	We note your response to comment 5. Please revise your disclosure to include in the forepart of the business section a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Malaysia, lack of reciprocity and treaties, and cost and time constraints.

In response to the Staff’s comment, we respectfully propose to include the following disclosure in the forepart of the business section a separate section in our future Form 10-K, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, lives in Malaysia, and almost all of his assets are located outside the United States. There are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. As a result, it may be difficult or impossible for you to bring an action against us or against Mr. Wei Li in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of Malaysia may not allow you to enforce a judgment against his assets. As a result, lack of reciprocity and treaties, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon him or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on him in Malaysia under United States laws. See “Risk Factors —Mr. Wei Li, our sole shareholder, Chief Executive Officer, and Chief Financial Officer, lives outside the United States; therefore investors may not be able to enforce federal securities laws or their other legal rights.”

General

4.	We note from your response to prior comment 11 that you dismissed your independent registered public accounting firm, YCM CPA Inc. Please tell us your consideration for filing Item 4.01 in Form 8-K to report this event that addresses all of the disclosure requirements under that Item including providing the information required by Item 304 of Regulation S-K.

In response to the Staff’s comment, we respectfully advise the Staff that we on April 17, 2023 we dismissed YCM CPA Inc. and engaged KG CPA LLP, as the our independent registered public accounting firm for our fiscal year ended October 31, 2021 and 2022. We filed a Form 8-K on April 19, 2023 to disclose the change in our independent registered public accounting firm.

We further respectfully advise the Staff that we will file the quarterly reports on Form 10-Q for the quarters ended January 31, 2022, April 30, 2022, July 31, 2022, October 31, 2022, January 31, 2023, and annual report on the Form 10-K for the Fiscal Year Ended October 31, 2022 as soon as practicable.

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We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

Thank you again for your time and attention.

Yours sincerely,

/s/ Wei Li
Wei Li

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